Happy City Holdings Ltd

January 27, 2025

VIA EDGAR

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Happy City Holdings Ltd
Draft Registration Statement on Form F-1
Submitted on December 3, 2024
CIK No. 0002046656

Dear Mr. Nasreen Mohammed, Mr. Adam Phippen, Mr. Jenna Hough, Ms. Cara Wirth:

This letter is being submitted in response to the letter dated December 31, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) addressed to Happy City Holdings Ltd (the “Company”) and commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 3, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 submitted December 3, 2024

Cover Page

1.	Where you discuss the HFCAA, please revise to acknowledge that it was amended by the Consolidated Appropriations Act, 2023, and discuss how it and related regulations will affect your company.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page, page 15, and page 40 of the Form F-1 to acknowledge that the HFCAA was amended by the Consolidated Appropriations Act, 2023.

2.	Please revise the cover page to include a discussion of the enforceability of civil liabilities in Hong Kong, China’s Enterprise Tax Law, and disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page of the Form F-1 to include the discussion of the enforceability of civil liabilities in Hong Kong, China’s Enterprise Tax Law, and the impact of the regulatory actions of the PRC government related to data security or anti-monopoly concerns in Hong Kong.

3.	Where you discuss cash transfers throughout your organization on the cover page and in the Prospectus Summary, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page of the Form F-1 to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

4.	We note your statement here and throughout the prospectus that “[a]s advised by our PRC Counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Happy City to the Operating Subsidiaries or from the Operating Subsidiaries to Happy City, our shareholders and the U.S. investors.” Please revise in each instance to remove the materiality qualifier.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page and page 6 of the Form F-1 to remove such statement.

5.	We note your statement that “[a]s advised by our PRC Counsel, China Commercial Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.” In addition to this statement, please revise to clearly state whether you are subject to the Trial Measures.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page, page 11, and page 12 of the Form F-1 to clarify that the Company and its subsidiaries are not subject to Trial Administrative Measure.

Prospectus Summary, page 1

6.	Please revise the prospectus summary to highlight your limited history of operations to date, revenues, net income/losses, indebtedness, and the indication by your independent auditor that there is a substantial doubt about your ability to continue as a going concern.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 2 of the Form F-1 to disclose the revenues, net income/losses, indebtedness, and the indication by our independent auditor that there is a substantial doubt about our ability to continue as a going concern. We also revised the disclosure on page 7, to disclose that we have a relatively short operating history and the risk factors in relation to our limited operating history.

Corporate History and Structure, page 3

7.	Please revise the organizational chart here and on page 52 to show any natural persons who own interests in each of the entities that control Happy City Holdings Limited, including the eight shareholders of record that own less than 5%, as indicated in footnote 1.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 3, 4, and 54 of the Form F-1 to provide the natural persons who own interests in each of the entities that control Happy City Holdings Limited, including the shareholders of record that own less than 5%.

Risk Factors Summary, page 6

8.	Please revise your summary of risk factors to include a discussion of the liquidity and enforcement risks, as well as the risk that the Chinese government may intervene or influence your operations at any time. Separately, for each summary risk factor listed in this section, please provide a cross-reference to the relevant individual detailed risk factor.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 6 to 9 of the Form F-1 to include a discussion of the liquidity and enforcement risks, as well as the risk that the Chinese government may intervene or influence our operations at any time; for the discussion regarding the risks relating to doing business in the PRC, we have provided the cross reference to the relevant individual detailed risk factor.

Regulatory Development in the PRC, page 8

9.	Please revise this section to state whether any permissions or approvals from any governmental agency have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note that you disclose that your Hong Kong and PRC counsel have confirmed that PRC laws and regulations do not currently have any material impact on your business, financial condition or results of operations. Please revise to remove the materiality qualifier. Additionally, where you reference advice or confirmations from your counsel, please revise to state whether such information is the opinion of counsel.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 10-12 of the Form F-1 to confirm that no permissions or approvals have been denied as of the date of this prospectus. We also included the discussion of the consequences to the Company and the investors if the Company or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also deleted the materiality qualifier throughout of the

We also respectfully advise the Staff that we have included the Opinion of China Commercial Law Firm, Company’s PRC Counsel as Exhibit 99.9, which to be filed via amendment before public filing.

Risk Factors, page 16

10.	Please add a risk factor addressing the risks associated with your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 3, 7, and 25 of the Form F-1 to add a risk factor addressing the risks associated with our auditor’s opinion that there is substantial doubt about our ability to continue as a going concern.

Risks Relating to Doing Business in the Jurisdictions in which we Operate, page 16

11.	Here and in the Risk Factors Summary on page 6, please rename the section “Risks Relating to Doing Business in the Jurisdictions in which we Operate” to “Risks Relating to Doing Business in the PRC.”.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 6 and 17 of the Form F-1 to rename the section “Risks Relating to Doing Business in the Jurisdictions in which we Operate” to “Risks Relating to Doing Business in the PRC.”

Our future growth depends on our ability to open and profitably operate..., page 25

12.	We note your statement that “[w]e may also encounter delays when applying for relevant material licenses during the approval process from the government authorities, for which the timeline is beyond our control.” Please revise to provide examples of such material licenses and the associated government authorities responsible for issuing/approving such licenses. Additionally, please define “FEHD licensing requirements” and provide additional detail on the associated requirements and relevant government authority that oversees such requirements.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 27 of the Form F-1 to define “FEHD licensing requirements” and provide additional detail on the associated requirements and relevant government authority that oversees such requirements.

Our Ordinary Shares may be prohibited from being traded on a national exchange..., page 37

13.	Please revise update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 40 of the Form F-1 to describe the potential consequences if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Use of Proceeds, page 47

14.	We note that you plan to use approximately 50% of the proceeds from this offering for business expansion into Hong Kong and Southeast Asia. To the extent you are acquiring assets, briefly describe them and their costs. To the extent you are financing the acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Refer to Items 3.C.2 and 3 of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company is not planning to acquire any assets, or to finance the acquisition of other businesses with the proceeds of the Offering. Our business expansion plan is opening more hotpot restaurant in Hong Kong and Singapore, which does not involve acquisition of assets or business.

Capitalization, page 49

15.	Please tell us your consideration of including bank borrowings and amount due from director in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 51 of the Form F-1 to include bank borrowing and amount due form director in the calculation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Inflation, page 62

16.	You state that you experienced inflationary increases in wages, benefits and other costs. Please expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact. Revise your risk factors to discuss the associated risks as well.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 36 of the Form F-1 to include the associated risk of the inflationary pressures and on page 64 where the discussion of the principal factors contributing to the inflationary pressures has been expanded.

Industry, page 63

17.	We note that you commissioned an industry report from Frost & Sullivan to provide information regarding the catering services industry and your market position in Hong Kong. Please file a consent from Frost & Sullivan as an exhibit. Refer to Rule 436 of the Securities Act.

RESPONSE: We respectfully advise the Staff that we have included the Consent of Frost & Sullivan as Exhibit 99.8, which to be filed via amendment before public filing of the Form F-1.

Business, page 67

18.	We note the following statements throughout this section. Please revise as indicated below:

●

“We operate an all-you-can-eat hotpot restaurant chain.” Please revise to state that your chain currently consists of three restaurants.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure throughout the Form F-1 to clarify that our chain currently consists of three restaurants.

●

“Our restaurants are situated in prime locations” with “high foot traffic” and “in close proximity to public transport.” Please provide additional detail as to how you define high foot traffic and proximity to public transport in relation to your current restaurants and to the restaurant that you plan to open in Kwun Tong.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 28, 57, 71 and 76, to provide the details as how we define high foot traffic and proximity to public transport.

●

“[W]e believe we can capture further growth by opening more hotpot restaurants utilizing the proceeds from the Offer.” Please revise to state the number of hotpot restaurants that you believe you will be able to open using the proceeds of this offering.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 77 to include the details of the expansion plan and the utilization of the proceeds from the Offering.

●

“[H]ence we attribute our success partly to our strong commitment to food quality” and “continue its success story and achieve sustainable growth in the future” and “our plan for continued sustainable growth and overall capital sufficiency.” Please revise to disclose how you measure success, quality, sustainable growth, and capital sufficiency with respect to these statements.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 76,77, and 78 to quantify success, quality, sustainable growth, and capital sufficiency with respect to the statements.

●

“This expansion plan includes the opening of more hotpot restaurants in Hong Kong and, in particular, establishing our presence in Singapore as a steppingstone and further tap into the specialty hotpot market in the Southeast Asia region.” To the extent known, please revise to state the number of additional hotpot restaurants that you expect to open in Hong Kong and Singapore, including an estimate of any capital expenditures and a timeline of any restaurant openings. If this information is not known at this time, please revise to state as much.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 77 to state the number of additional hotpot restaurants that we expect to open in Hong Kong and Singapore, an estimate of any capital expenditure, and the timeline of the restaurant openings.

●

With respect to your target profit margins, please revise to disclose such targets, who prepared them and any underlying bases or assumptions.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 78 to include details of the pricing model, and to disclose our target profit margin.

●

“We believe we have developed a broad, loyal and diverse customer base over the years” and your “loyalty membership programme.” Please revise to discuss the number of customers in your base and how you track loyalty and diversity. Additionally, please describe your “loyalty membership programme” in further detail.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 74 to include details of the loyalty membership program.

Our Competitive Strengths, page 73

19.	Here and in the summary, please revise your competitive strength disclosure to explain the basis for your strong brand recognition given your three restaurants and 2.2% market share in the specialty hotpot restaurant market in Hong Kong. If known, please also revise to quantify the market of the specialty hotpot restaurant market in Hong Kong as compared to the entire restaurant market in Hong Kong.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 76 and 77 of the Form F-1 to clarify the basis of the Company’s belief as to its unique brand image. We have revise the disclosure on page 67 regarding the market of the specialty hotpot restaurant market in Hong Kong, that is quantified as compared to the overall catering services market in Hong Kong.

Suppliers, page 75

20.	We note that you generally do not enter into long-term contracts with your suppliers, except for incentive agreements or promotion agreements with certain beverage and ice-cream suppliers. To the extent such agreements are material, please revise to summarize the material terms of such agreements and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please revise to disclose the terms generally used in your supplier contracts.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 78 of the Form F-1 to clarify that we place orders for food ingredients and beverages from our suppliers, in the form of purchase order, on an order-by-order basis, instead of long-term contracts. We further advise the Staff that, we have clarified that the incentive agreement or promotion agreements with beverage and ice-cream suppliers are in fact the arrangements with such beverage and ice-cream suppliers, without written contracts, who provide discounts or incentives to induce our Operating Subsidiaries to sell or advertise their products in our restaurants.

Regulations, page 77

21.	Please revise to discuss the material effects of each regulation on your business. Refer to Item 4.B.8. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 81 to 90 of the Form F-1 to discuss the material effects of the regulation on our business.

Management

Agreements with Executive Officers and/or Directors, page 91

22.	Please revise this section to clarify if directors’ employment agreements with you or any of your subsidiaries provide for benefits upon termination of employment, or an appropriate negative statement. Refer to Item 6.C.2. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 97 of the Form F-1 to confirm that no director, officer, or senior executive are entitled to the benefits upon termination of his employment.

Related Party Transactions, page 93

23.	We note that you have received licensing fees from Superior Fastening (HK) Limited, where Mr. Lam is also the director of the related company. However, your disclosure on page 86 regarding Mr. Lam’s business experience notes that Mr. Lam served as the chairman and CEO of Superior Fastening (HK) Limited from 1988 to 2003. To the extent that he still serves as a director of Superior Fastening (HK) Limited, please revise to state as much. Please make similar revisions for Mr. Lam’s current roles at Max Gold Limited, Vincent International Limited, and Marvellous Tech Limited.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 91 of the Form F-1 to include Mr Lam’s current roles at the related companies.

24.	We note that the related party transactions include payments for management fees, office support, manpower support income, and licensing fees. Please revise to discuss the nature of each transaction and file any agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 98 of the Form F-1 to discuss the nature of each related party transaction. We will file the relevant agreements, translated, via amendment.

Description of Shares, page 95

25.	We note your disclosure throughout the prospectus regarding each of the Share Splits. Please provide a discussion here of the history of share capital for the last three years, including each of the Share Splits. Refer to Item 10.A.6. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 100 of the Form F-1 to provide a discussion here of the history of share capital for the last three years, including each of the Share Splits.

Legal Matters, page 123

26.	We note your statement on page 123 that you relied on legal opinions from Ortoli Rosenstadt LLP regarding U.S. securities law matters. Please file an opinion and consent of Ortoli Rosenstadt LLP as exhibits. Refer to Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that, since there is no U.S. securities are being registered, as communicated with the Staff, we believe that legal opinions from Ortoli Rosenstadt LLP are not required to be filed.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. and Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal and jye@orllp.legal.

Very truly yours,

/s/ Suk Yee, Kwan
Suk Yee, Kwan
Chief Executive Officer and Director